Filed by Amcor plc
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Berry Global Group, Inc.
Commission File No.: 001-35672

1 Amcor and Berry to combine Supplier presentation November 19, 2024 Powerful transformation partner for customers, consumers, and the Planet

Disclaimers Important Information for Investors and Shareholders This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended, and otherwise in accordance with applicable law. In connection with the proposed transaction between Amcor plc (“Amcor”) and Berry Global Group, Inc. (“Berry”), Amcor and Berry intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, an Amcor registration statement on Form S-4 that will include a joint proxy statement of Amcor and Berry that also constitutes a prospectus of Amcor with respect to Amcor’s ordinary shares to be issued in the proposed transaction, and a definitive joint proxy statement/prospectus, which will be mailed to shareholders of Amcor and Berry (the “Joint Proxy Statement/Prospectus”). Amcor and Berry may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Amcor or Berry may file with the SEC. INVESTORS AND SECURITY HOLDERS OF AMCOR AND BERRY ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Amcor or Berry through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Amcor will be available free of charge on Amcor’s website at amcor.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Berry will be available free of charge on Berry’s website at berryglobal.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Certain Information Regarding Participants Amcor, Berry, and their respective directors and executive officers may be considered participants in the solicitation of proxies from the shareholders of Amcor and Berry in connection with the proposed transaction. Information about the directors and executive officers of Amcor is set forth in its Annual Report on Form 10-K for the year ended June 30, 2024, which was filed with the SEC on August 16, 2024 and its proxy statement for its 2024 annual meeting, which was filed with the SEC on September 24, 2024. Information about the directors and executive officers of Berry is set forth in its Annual Report on Form 10-K for the year ended September 30, 2023, which was filed with the SEC on November 17, 2023, its proxy statement for its 2024 annual meeting, which was filed with the SEC on January 4, 2024, and its Current Reports on Form 8-K, which were filed with the SEC on February 12, 2024, April 11, 2024, September 6, 2024 and November 4, 2024. To the extent holdings of Amcor’s or Berry’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Amcor and Berry, including a description of their direct or indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of Amcor’s shareholders and Berry’s stockholders generally, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Amcor’s or Berry’s website as described above. Cautionary Statement Regarding Forward-Looking Statements This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Amcor’s and Berry’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction and the closing date for the proposed transaction, are based on the current estimates, assumptions and projections of the management of Amcor and Berry, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Amcor’s and Berry’s control. None of Amcor, Berry or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Amcor or Berry. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Amcor’s and Berry’s businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to, the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the risk that the conditions to the completion of the proposed transaction (including shareholder and regulatory approvals) are not satisfied in a timely manner or at all; the risks arising from the integration of the Amcor and Berry businesses; the risk that the anticipated benefits of the proposed transaction may not be realized when expected or at all; the risk of unexpected costs or expenses resulting from the proposed transaction; the risk of litigation related to the proposed transaction; the risks related to disruption of management’s time from ongoing business operations as a result of the proposed transaction; the risk that the proposed transaction may have an adverse effect on the ability of Amcor and Berry to retain key personnel and customers; general economic, market and social developments and conditions; the evolving legal, regulatory and tax regimes under which Amcor and Berry operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Amcor’s and/or Berry’s financial performance; and other risks and uncertainties identified from time to time in Amcor’s and Berry’s respective filings with the SEC, including the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of risks presented here is, and the list of risks presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties, and other risks may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made only as of the date hereof and neither Amcor nor Berry undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. Note Regarding Use of Non-GAAP Financial Measures In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as EBIT, EBITDA, Adjusted EBITDA, free cash flow and return on investment. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Amcor’s and Berry’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. It should also be noted that projected financial information for the combined businesses of Amcor and Berry is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. These measures are provided for illustrative purposes, are based on an arithmetic sum of the relevant historical financial measures of Amcor and Berry and do not reflect pro forma adjustments. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Amcor or Berry. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed transaction may not be satisfied; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Amcor is unable to achieve the synergies and value creation contemplated by the proposed transaction; Amcor is unable to promptly and effectively integrate Berry’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed transaction; legal proceedings are instituted against Amcor, Berry or the combined company; Amcor, Berry or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of Amcor and Berry or on Amcor’s and Berry’s operating results. 2

A more sustainable and better future is something our customers and our partners are striving for. So, we’re here to enable that future. To anticipate their demands, to make it possible. We’re elevating brands, shaping lives, and protecting Earth with every solution. 3

4 We’re transforming the way the world thinks about its packaging. We’re accelerating our innovation and pushing boundaries. Not on the horizon, not tomorrow, but right now. And that’s our new commitment; to act today while we also work towards an ideal future. 4

5 It's not incremental change for us; it's a fundamental shift in how we think and act. We’re bringing unprecedented innovation expertise and investment to solve the most challenging technical problems we face. We’re proving that circular packaging is possible at scale and we’re driving demand for recycled materials. Join us as we accelerate towards a brighter, more sustainable future, together, right now. 5

6

7 Enhancing customer value proposition as a global leader in packaging solutions Better Business with greater capabilities, broader scale, and safer supply chains Accelerating Growth with highly complementary portfolio and innovation platforms Innovation and Sustainability investment unlocks portfolio transformation Creating Value that matters 1 2 3 4 Aligned with Amcor strategy Higher growth, higher margin Sustainability focus Highly attractive economics

Combining highly complementary businesses to accelerate the possible. Right now. Global flexibles Regional containers Leading protein, liquids, and healthcare solutions Scaled material science and R&D platform Global containers and closures Regional flexibles Attractive foodservice, beauty, and healthcare solutions Specialized tooling, design and multi-component assembly capabilities Aligned values and culture Complementary portfolio and footprint Safety excellence Customer passion Sustainability imperative Innovation focus Better Business Accelerating Growth Innovation & Sustainability Value Creation 8

Complementary leadership serving customers in consumer and healthcare 9 Amcor Leadership Berry Leadership Strategic partner to consumers’ most trusted brands Highly differentiated and complementary solutions Better Business Accelerating Growth Innovation & Sustainability Value Creation Global Flexibles Global Healthcare Flexibles Global Specialty Cartons Global Consumer Products Global Containers and Closures Global Growing Healthcare Devices

10

Bringing global capabilities to local brands and local access to global brands

~400
Production facilities

Supply chain resilience
in a dynamic world

140+
Countries serviced

~70,000
Global employees

Combined Revenue of $24 billion


~30%
Western Europe
~50%
North America
~20%
Emerging Markets

Countries serviced

Note: Percentages represent LTM 30-Sep-2024 revenues based on product location.

Better Business | Accelerating Growth | Innovation & Sustainability | Value Creation

Revolutionizing 11 product development for customers AI-enabled design, research, and technologies Leading scientific expertise in multi-material Consumer-insight driven innovation through Catalyst Corporate venturing platform $180 million Annual R&D spend 10 Innovation centers worldwide ~1,500 R&D professionals 7,000+ Patents, registered designs, and trademarks Better Business Accelerating Growth Innovation & Sustainability Value Creation

12

Combined portfolio of innovative sustainable solutions

amcor



AmFiber™
Paper-based packaging solutions

Berry



ClariPPil™
Fully recyclable, high-performance pill bottles

amcor



AmPrima™
Recycle-ready high-performance pouches, durable and heat resistant

Berry



RS01X™
Best-in-class inhaler with data and connectivity

amcor



AmLite HeatFlex™
Recyclable solution for heat-treated foods

Berry


true

True™
Refillable deodorant solution

amcor



PrimeSeal™
PVDC-free shrink bags for fresh and processed protein applications

Berry



Wave2cc™
Recyclable lock-up automatic wellness dispenser and applicator amcor



AmSky™
Recycle-ready, vinyl-free polyethylene thermoform blister and lidding film

Non-exhaustive

Better Business | Accelerating Growth | Innovation & Sustainability | Value Creation

13 Packaging that protects Earth is possible. Right now. Better Business Accelerating Growth Innovation & Sustainability Value Creation Our combined strengths and leadership unlock greater sustainability across the industry Unlocking breakthroughs, together Unmatched innovation capabilities and investment capacity to solve the toughest technical challenges Developing unique solutions across multiple materials to reduce environmental impact without compromising functionality Partnering for transformative change Championing effective, harmonized policy to create markets and incentives that drive circularity and decarbonization Partnering to establish new packaging standards and increase stewardship through policy advocacy Making circularity possible Proving circular packaging is achievable at scale. Creating demand for recycled materials and advancing next-generation recycling technologies Partnering to provide proof-of-concept options for reusable packaging and waste reduction

What does this mean 14 for you? Amcor and Berry will continue to operate as separate and independent companies. You can expect to work with us as you always have, and our contracts are unchanged. We value our relationship and look forward to our continued success together. It’s an exciting opportunity!

15 Elevating brands Shaping lives Protecting Earth